UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER

SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CBOE HOLDINGS, INC.

(Name of Subject Company)

CBOE HOLDINGS, INC.

(Name of Filing Person)

Class A-1 Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Joanne Moffic-Silver

Executive Vice President, General Counsel & Corporate Secretary

CBOE Holdings, Inc.

400 South LaSalle Street

Chicago, Illinois 60605

(312) 786-5600

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

David McCarthy

Richard Miller

Schiff Hardin LLP

233 S. Wacker Drive

Chicago, Illinois 60606

(312) 258-5500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$149,592,825	$10,666

(1)                                 Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of a total of 5,983,713 shares of the outstanding class A-1 common stock, par value $0.01 per share, at the tender offer price of $25.00 per share.

(2)                                 The fee is $71.30 per $1,000,000 of the aggregate offering amount (or .00007130 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid: $10,666	Filing Party: CBOE Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 13, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the offer by CBOE Holdings, Inc., a Delaware corporation (the “Company”), to purchase up to 5,983,713 shares (as amended) of its class A-1 common stock, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price of $25.00 per share (as amended), in cash, without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as each has been and may be amended and supplemented from time to time, together constitute the “Offer.”

This Amendment No. 3 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 to the Tender Offer Statement on Schedule TO in response to all the applicable items in the Schedule TO, except to the extent that information in the Offer to Purchase and Letter of Transmittal is hereby amended and/or supplemented to the extent specifically provided herein.

ITEM 1.                SUMMARY TERM SHEET.

ITEM 2.                SUBJECT COMPANY INFORMATION.

ITEM 4.                TERMS OF THE TRANSACTION.

ITEM 7.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Company has amended the Offer to:

•      Increase the price per share offered from $22.50 to $25.00;

•      Decrease the number of shares of the class it is offering to purchase from 6,648,570 to 5,983,713;

•      Decrease the total percentage of outstanding shares of the class it is offering to purchase from 15% to 13.5%;

•      Make corresponding changes to the modified proration procedure, as more fully described in the Supplement referenced below; and

•      Extend the expiration date from 5:00 p.m., New York City time, on Friday, November 12, 2010 to 5:00 p.m., New York City time, on Tuesday, November 23, 2010.

The Offer to Purchase, previously filed with the Schedule TO as Exhibit 99(a)(1)(i), is hereby amended and supplemented by the Supplement to the Offer to Purchase, dated November 8, 2010, filed herewith as Exhibit 99(a)(1)(iii). The Letter of Transmittal, previously filed with the Schedule TO as Exhibit 99(a)(1)(ii), is hereby amended to change the reference to the expiration date to “5:00 p.m., New York City time, on Tuesday, November 23, 2010” and the reference to the total number of shares of the class that the Company is offering to purchase to “5,983,713”. The Letter to Shareholders, previously filed with the Schedule TO as Exhibit  99(a)(5)(i), is hereby amended to change the reference to the expiration date to “5:00 p.m., New York City time, on Tuesday, November 23, 2010.” The third through sixth sentences of the bulletpoint titled “We are using modified proration” in the Letter to Shareholders are hereby amended and restated to read as follows: “We are using modified proration, in which we will purchase your shares up to a certain percentage of the shares you own. (If you tender more than this percentage, we may purchase shares in excess of this percentage depending on tenders by other holders.) The percentage of the shares you own that we will purchase in each offer is 13.5%. For instance, this means that if you own 40,000 shares of Class A-1 common stock, you can be assured we will purchase up to 5,400 of the shares of Class A-1 common stock you tender.”

ITEM 12.   EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

99(a)(1)(iii)            Supplement to the Offer to Purchase, dated November 8, 2010

99(a)(5)(iv)           Press Release, dated November 8, 2010

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SIGNATURE

After due inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2010	CBOE HOLDINGS, INC.

	By:	/s/ JOANNE MOFFIC-SILVER
Joanne Moffic-Silver
Executive Vice President, General Counsel
& Corporate Secretary

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EXHIBIT INDEX

99(a)(1)(i)	Offer to Purchase, dated October 13, 2010.*

99(a)(1)(ii)	Letter of Transmittal.*

99(a)(i)(iii)	Supplement to the Offer to Purchase, dated November 8, 2010

99(a)(5)(i)	Letter to Shareholders from William J. Brodsky, Chairman and Chief Executive Officer of CBOE Holdings, Inc., dated October 13, 2010.*

99(a)(5)(ii)	Press Release, dated October 13, 2010.*

99(a)(5)(iii)	Notice to Certain Holders, dated November 1, 2010*

99(a)(5)(iv)	Press Release, dated November 8, 2010

99(d)(2)	Amended and Restated Certificate of Incorporation of CBOE Holdings, Inc. (incorporated by reference to Annex C to the Registration Statement on Form S-4 (333-140574) of CBOE Holdings, Inc.)

*                 Previously filed.

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